FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For November 28, 2003

Gentry Resources, Ltd.

(Translation of registrant's name into English)

Suite 2500, 101 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3P4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   __X___  Form 40-F  ________

Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______        No __________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gentry Resources, Ltd.

        (Registrant)

Date: November 28, 2003                                                                                                                            By: s/ Christine Penner

Name:  Christine Penner

Title:  Corporate Administrator

2500, 101- 6th Avenue SW Calgary, AB T2P 3P4 Phone (403) 264-6161 Fax (403) 266-3069
Gentry Announces Third Quarter Financial Results; Continues Active Drilling Program

Calgary, Alberta, November 27, 2003 - Gentry Resources Ltd. ("Gentry") is pleased to announce financial and operating results for the three and nine months ended September 30, 2003.

FINANCIAL HIGHLIGHTS

  Gentry’s gross revenue for the nine months ended September 30, 2003 was $17,984,259, 34% higher than the $13,413,110 in the comparative period of 2002.  For the three months ended September 30, 2003, gross revenue was $5,866,806, or 24% higher than the $4,748,002 recorded a year ago.

  Cash flow for the first nine months of 2003 was $7,871,784 ($0.33 per share), 67% higher than $4,708,415 ($0.21 per share) in the same period of 2002.  For the three months ended September 30, 2003 cash flow was $2,725,087 ($0.11 per share) up 76% from $1,545,300 ($0.07 per share) in the comparative three month period.

  The Company’s net income for the nine months ended September 30, 2003 increased 76% to $2,711,068 ($0.11 per share) from the $1,540,719 ($0.07 per share) recorded in the first nine months of 2002.  Net income was down slightly to $607,874 ($0.03 per share) in the third quarter of 2003 versus $632,615 ($0.03 per share) in the third quarter of 2002.

  Gentry’s capital program for the nine-month period ended September 30, 2003 was a record $15,283,999 versus $5,744,610 in the comparative period.  For the most recent quarter, Gentry recorded $8,873,821 in capital expenditures, well above the $1,579,047 spent in the third quarter of 2002.  The 2003 figures include $2.5 million for the acquisition of interests at Princess.

  Subsequent to quarter-end, the Company closed a bought deal financing of 3,000,000 common shares at $1.75 per common share for gross proceeds of $5,250,000.

  Gentry’s estimated year-end net debt of $10 million is less than 0.7 times the projected forward year’s cash flow.

OPERATIONAL HIGHLIGHTS

  Average daily production for the first nine months of 2003 decreased by 4% to 1,678 boe/d from the 1,746 boe/d recorded in the corresponding period in 2002.  Third quarter figures however, were up 5% to 1,810 boe/d from 1,720 boe/d in the comparative quarter.

  Production grew 17% from the end of the second quarter to 2,112 boe/d at the end of the third quarter.  Current production is approximately 2,200 boe/d.

  Net undeveloped land holdings have increased 32% from the start of the year to 95,238 net acres at September 30, 2003.

  The Company’s Princess Nisku discovery gas well commenced production on September 20, 2003.  The 11.2km pipeline, which was constructed to tie-in this well, had over 60 road, pipeline and service crossings and was completed on schedule and on budget.

  The Company achieved a 74% success rate (73% net) on its nine-month 38 well (18.4 net) drilling program.  For the three months ended September 30, 2003, the Company achieved a 70% success rate (67% net) from 23 wells drilled (10.4 net).

	Three months ended September 30			Nine months ended September 30
	2003	2002	% change	2003	2002	% change
Financial
Revenue	$5,866,806	$4,748,002	24%	$17,984,259	$13,413,110	34%
Cash flow	2,725,087	1,545,300	76%	7,871,784	4,708,415	67%
Per share – basic	0.11	0.07	57%	0.33	0.21	57%
Per share – diluted	0.11	0.07	57%	0.32	0.21	52%
Net income	607,874	632,615	(4)%	2,711,068	1,540,719	76%
Per share – basic	0.03	0.03	-	0.11	0.07	57%
Per share – diluted	0.02	0.03	(33)%	0.11	0.07	57%
Net capital expenditures	8,783,821	1,579,047	456%	15,283,999	5,744,610	166%
Net debt				14,778,751	9,427,593	57%
Shares outstanding, weighted average	24,078,422	21,916,505	10%	23,973,800	22,048,084	9%
Shares outstanding, diluted	25,087,606	22,841,729	10%	24,982,985	22,973,308	9%
Production
Oil & liquids (bbls/d)	857	950	(10)%	876	985	(11)%
Gas (mcf/d)	5,713	4,619	24%	4,812	4,563	5%
Barrels of oil equivalent	1,810	1,720	5%	1,678	1,746	(4)%
Average Prices
Oil & liquids per barrel	$34.10	$38.47	(11)%	$37.18	$33.24	12%
Gas per mcf	6.05	3.26	86%	6.92	3.59	93%
Barrel of oil equivalent	35.24	30.00	17%	39.25	28.15	39%
Operating Netbacks
Oil & liquids per barrel	$18.46	$22.47	(18)%	$18.79	$17.98	5%
Gas per mcf	3.88	1.55	150%	4.49	1.92	134%
Oil equivalent per boe	20.98	16.58	27%	22.70	15.17	50%

Cash Flow per boe	16.37	9.76	68%	17.19	9.88	74%
Net Income per boe	3.66	4.00	(8)%	5.92	3.23	83%

 Note: Barrels of oil equivalent (boe) have been calculated by converting gas to boe at a ratio of 6:1.

PRESIDENT’S MESSAGE TO SHAREHOLDERS

The third quarter was the most active quarter in the Company’s history, drilling 23 wells (net 10.4).  This high level of activity is seen by the Company as the beginning of the harvest period for the 18 months of investment in acquiring land, seismic and geological knowledge in the Company’s three core areas: Princess/Tide Lake of southern Alberta; Whitecourt of west central Alberta; and Sedalia/Oyen of east central Alberta.  The drilling program by core area shows the Princess/Tide Lake area garnered the bulk of the activity with 11 wells drilled (net 4.4), six of those (net 1.7) being delineation wells in the Gentry operated Tilley Pekisko oil pool.  The Whitecourt area accounted for seven wells (net 2.6) and Sedalia three (net 3.0).

For the nine months ended September 30, 2003, 38 wells (18.4 net) have been drilled, yielding 19 gas wells (10.5 net), seven oil wells (2.2 net), 10 dry holes (4.9 net) and two wells still being evaluated (0.8 net).  This has resulted in 74% success rate (73% net).

For the third quarter, the Company achieved a 70% success rate (67% net) based on 23 wells drilled (10.4 net) resulting in seven gas wells (4.1 net), seven oil wells (2.2 net), seven wells (3.4 net) abandoned and two wells still under evaluation (0.8 net).

Nine of the 23 wells drilled in the third quarter were exploration wells, eight of which were drilled in the Company’s core areas.  Five of the nine exploration wells intersected hydrocarbons and are currently being evaluated for production tie-in and development locations, the remaining four wildcats were abandoned.

Exploration activity for the third quarter was directed at meeting the Company’s year-end financial and production goals and to catch up from the spring and early summer weather setbacks that effected the industry as a whole.  Consequently, Gentry focussed on higher netback gas and lighter oil plays with less emphasis and reliance on lower netback assets such as the Company’s heavy oil properties at Baldwinton, Saskatchewan.

At Princess, 11.2-km pipeline was constructed to transport gas from the 10-22 Nisku gas well to a third party processing facility.  The well was placed on production September 20 and has since been delivering gas at the contracted rate for delivery to the plant of 2mmcf/d.  At least two more drilling locations have been identified on the multi-section Nisku feature intersected by the 10-22 well.  These two locations should add significantly to the Company’s Princess area reserve and production figures.

Prior to the 10-22 well coming on stream, the Company purchased the remaining 50% interest in the Nisku well and surrounding lands for $2.5 million from its industry partner.  Consequently, the Company now holds a 100% working interest in the well and three adjoining sections of land, subject to an overriding royalty convertible to a 50% working interest.

Gentry’s land base continues to grow in its three core areas.  At Whitecourt, the Company controls 42 sections of land, representing a 600% increase from the beginning of the year.  Holdings at Sedalia have increased by 106% since January to 36 sections.  Our land interests at Princess area proper are fairly static at 36 sections, understandable since these are grant lands.  At Tide Lake, our land picture has grown 87% from the beginning of the year to now controlling 32 sections in the area.  The Company now controls or maintains interests in 146 sections of land, or 93,440 acres, in its three core areas.

Gentry’s current production is approximately 2,200 boe/d.  Prior to year-end, the Company expects to add production from gas tie-in projects at Sedalia and Tide Lake and oil production from development wells currently being drilled in the Tilley field at Princess.  The Company expects to exit the year at 2,400 boe/d.

Outlook

During the fourth quarter, Gentry anticipates drilling 19 wells (net 10.1) all of which are located in the Company’s core areas.  Princess should see 10 wells drilled (net 4.3), Whitecourt three (net 1.0) and Sedalia six (net 4.8).  To date the Company has drilled, cased and is presently completing and evaluating tie-in options for seven of these wells.  Gentry does not anticipate any regulatory or weather related delays drilling the remaining 12 wells.

The Company’s focus for the next two quarters will be to increase its working interest and thus increase its operatorship in the higher impact areas like Whitecourt and Princess/Tide Lake.  An internal review of drilling costs for the past several quarters has shown a considerable cost savings associated with Gentry-operated wells which allows Gentry to devote more of its capital to a wider variety of exploration options.  The percentage of Company-operated drilling programs has been steadily increasing.  The Company operated 42% of its drilling programs in the first quarter, which increased to 56% by the third quarter.  During the fourth quarter, 68% of scheduled wells are anticipated to be Gentry-operated, increasing to 94% in the first quarter of next year.

Since the beginning of the year, Gentry’s operated production has increased from 23% of total production to 52% and the long-term goal is to operate 80% of total production.  This anticipated increase in operated production would provide Gentry with steadily improving unit costs, which has become a focus for the Company.

Gentry’s drilling forecast for the first quarter of 2004 anticipates 16 wells (10.1 net), with 94% of these wells operated by the Company.  Of the 16 wells, three (1.0 net) will be in Whitecourt, seven (4.0 net) in the Princess area, five (4.1 net) in the Sedalia area and one (1.0 net) well will be drilled to follow up a very productive 100% Gentry gas well in a non-core area.

Based on the Company’s highly successful Nisku gas well at Princess, Gentry is expecting to drill another well into this Nisku feature on its 100% lands during the first quarter of next year.  The producing 10-22 well and several drillable locations are all covered by one continuous 3D seismic survey.  The Company currently has a 100% interest in two sections of land and a 100% interest in four sections of land that are subject to an overriding royalty convertible at payout to a 50% working interest.  These six sections of land are contiguous and encompass the Nisku pool.

The Company also anticipates continuing its aggressive exploration plans in the Sedalia area where the turnaround from capital spent to production is 80 to 120 days.  Areas like Sedalia, with year round access and requiring modest capital programs, have the added advantage of access to existing but underutilized pipelines and facilities.  Gentry expects these investment characteristics will continue to provide exciting opportunities and more importantly near term steady cash flow and production growth.

As a result of the tie–in of several wells in the Whitecourt area by the end of the first quarter next year, anticipated drilling successes, and an initial $15 million capital expenditure budget, Gentry anticipates averaging 2004 with production of 2,700-2,900 boe/d with an exit rate in the range of 3,000-3,200 boe/d.

On October 30, 2003, Gentry closed a private placement financing of 3,000,000 common shares at a price of $1.75 per common share.  The $5,250,000 gross proceeds from this financing will be utilized to fund the continued exploration and development of the Gentry’s oil and natural gas properties, including acquisitions, and proceeds are being used to temporarily reduce indebtedness until required for the foregoing purposes.

With regards to the Company’s normal course issuer bid, Gentry has purchased 306,500 common shares from January to September 30, 2003 at an average price of $1.45 per share.  The Company will continue to make purchases under the issuer bid when Gentry believes that the purchase and cancellation of shares will increase the proportionate interest of, and be advantageous to, all shareholders.

MANAGEMENT DISCUSSION AND ANALYSIS

Management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements for the nine months ended September 30, 2003 and the audited consolidated financial statements and MD&A for the year ended December 31, 2002.

Revenue, Production and Pricing

Gross production revenue increased 34% to $17,984,259 in the first nine months of 2003 from $13,413,110 recorded in the first nine months of last year.  The rise in oil and ngls prices contributed $943 thousand to this increase while the increase in gas pricing contributed $4.37 million.  Changes in production levels had a mixed effect on revenue.  The increase in natural gas production boosted revenue by $245 thousand while the decrease in crude oil and liquids volumes reduced revenue by $987 thousand.

When comparing the quarterly figures, gross production revenue was $5,866,806 for the three months ended September 30, 2003 versus $4,748,002 a year ago.  While the change in oil and ngls prices reduced revenue by only $345 thousand, the increase in gas pricing increased revenue by $1.47 million.  As with the year to date figures, changes in production levels had a mixed effect on revenue.  The decrease in crude oil and ngls production had the effect of reducing revenue by $329 thousand while the increase in natural gas volumes raised revenue by $328 thousand.

Gentry has not entered into any forward contracts to lock-in commodity prices.

	Three months ended			Nine months ended
	Sep 30/03	Sep 30/02	% Change	Sep 30/03	Sep 30/02	% Change
Oil and Liquids
Revenue ($000’s)	2,689.5	3,363.4	(20)%	8,896.0	8,941.0	(1)%
Volumes (bbls/d)	857	950	(10)%	876	985	(11)%
Pricing ($/bbl)	34.10	38.47	(11)%	37.18	33.24	12%
Natural Gas
Revenue ($000’s)	3,177.3	1,384.6	129%	9,088.3	4,472.1	103%
Volumes (mcf/d)	5,713	4,619	24%	4,812	4,563	5%
Pricing ($/mcf)	6.05	3.26	86%	6.92	3.59	93%
Oil Equivalent
Revenue ($000’s)	5,866.8	4,748.0	24%	17,984.3	13,413.1	34%
Volumes (boe/d)	1,810	1,720	5%	1,678	1,746	(4)%
Pricing ($/boe)	35.24	30.00	17%	39.25	28.15	39%

Royalties

Gentry’s royalties, net of Alberta Royalty Tax Credit (ARTC), for the nine months ended September 30, 2003 increased to $3,648,709 from $2,942,377 in the comparative period.  Expressed as a percentage of production, oil and liquids royalties were 22.5% in 2003 versus 20.9% a year ago.  Gas royalties were 18.2% versus 24.0% in the comparative period.  On a boe basis, the percentages were 20.3% in 2003 and 21.9% in 2002.

For the three months ended September 30, 2003, Gentry’s royalties, net of ARTC, were $1,000,755 compared to $1,109,587 for the three months ended September 30, 2002.  Oil and liquids royalties were 18.2% of their production versus 20.5% a year ago while gas royalties were 16.1% compared to 30.3% in the third quarter of 2002.  On a boe basis, royalties for the quarter ended September 30, 2003 were 17.1% versus 23.4% in the comparative period.  Reduced Net Profit Interests royalties and a correction to prior year third quarter gas royalties resulted in the lower rates for the current quarter.

Production Expenses

The Company’s gross production expense increased 21% to $3,936,996 from $3,243,260 a year ago with Princess, Sedalia, and Whitecourt accounting for most of this increase.  On a unit basis, costs increased to $8.59/boe from $6.81/boe a year earlier.  Expenses at Baldwinton have not fallen at the same pace as the reduced production from the area while Thornbury incurred a one-time facility operating charge for prior capital return estimates.  In addition, per boe operating costs at Princess and Whitecourt were higher than anticipated when first bringing production on stream.

On a quarterly basis, production expenses were $1,374,188 for the three months ended September 30, 2003 compared to $1,014,781 a year earlier.  These figures equate to $8.25/boe and $6.41/boe respectively.

General and Administrative Expenses

Gentry’s general and administrative expenses increased 18% to $1,682,531 in the first nine months of 2003 from $1,423,763 in the first nine months of 2002.  Part of this increase is a result of additional staffing requirements and compensation costs although other administrative costs also saw general increases across the board.  On a barrel of oil equivalent basis, general and administrative expenses were $3.67/boe versus $2.99/boe in the comparative period.

For the three months ended September 30, 2003, general and administrative expenses were $575,914 compared to $463,802 in the third quarter of 2002.  On a unit measurement, costs were $3.46/boe and $2.93/boe respectively.  As Gentry grows its production, we fully expect to reduce the per boe figures.

Interest Expense

Gentry’s interest expense was $367,073 in the first nine months of 2003 versus $284,368 in the first nine months of 2002.  This increase reflects the increases in interest rates as well as the increased utilization of the Company’s credit facilities.

Quarterly figures for interest expense were $121,569 for the most recent quarter and $116,981 for the quarter ended September 30, 2002.

Depletion and Depreciation

Depletion and depreciation charges for the first nine months of this year totaled $4,232,839 representing an increase of 52% from the $2,781,178 a year ago.  This trend is expected to continue as the Company increases its asset base through its capital programs.  On a barrel of oil equivalent basis, costs increased to $9.24/boe compared to $5.84/boe the previous year as anticipated production increases have not yet caught up with the spending in capital.  The depletion rate rose modestly to 9.96% from 9.16% in the comparative period.

For the three month period ended September 30, 2003 the charge for depletion and depreciation was $1,921,592 compared to $845,322 a year ago.  This computes to $11.54/boe and $5.34/boe respectively.  We expect the boe rate to drop as Gentry adds reserves from its current drilling program.

Income Taxes

Gentry reduced its current income tax expense for the first nine months of 2003 to $697,635 from $955,329 in the comparative period of 2002.  Future taxes went the other way, increasing to $923,892 from $296,789 in the comparative period.  The net increase in taxes is a result of the greater profitability of the Company.

For the quarter ended September 30, 2003, current and future taxes were $154,888 and $169,857 respectively.  This compares with $553,259 and $59,125 for the quarter ended September 30, 2002.

Cash Flow and Earnings

January through September 2003 cash flow from operations rose 67% to $7,871,784 from $4,708,415 in comparative period.  This amounts to $0.33 per share ($0.32 diluted) in 2003 versus $0.21 per share ($0.20 diluted) during the first nine months of 2002.  Greater net production revenues enabled the Company to achieve this increase.

July through September 2003 cash flow was $2,725,087 versus $1,545,300 a year ago.  The per share numbers are $0.11 ($0.11 diluted) in 2003 and $0.07 ($0.07 diluted) in 2002.

Net income increased 76% to $2,711,068 in the first nine months of 2003 from $1,540,719 in the first nine months of 2002.  The per share numbers were $0.11 ($0.11 diluted) in 2003 versus $0.07 ($0.07 diluted) in 2002.  The negative effect of increased depletion charges was more than offset by strong commodity prices and increased production revenues, resulting in the overall increase to net income.

For the third quarter of 2003, net income was $607,874 or $0.03 per share ($0.02 diluted).  This is similar to the third quarter of 2002, when net income was $632,615 or $0.03 per share ($0.03 diluted).

Netbacks

	Three months ended		Nine months ended
($/boe)	Sep 30/03	Sep 30/02	Sep 30/03	Sep 30/02
Selling Price	$35.24	$30.00	$39.25	$28.15
Royalties (net of ARTC)	(6.01)	(7.01)	(7.96)	(6.17)
Operating Costs	(8.25)	(6.41)	(8.59)	(6.81)
Operating Netbacks	20.98	16.58	22.70	15.17
Administration	(3.46)	(2.93)	(3.67)	(2.99)
Interest	(0.73)	(0.74)	(0.80)	(0.60)
Current Taxes	(0.93)	(3.50)	(1.52)	(2.00)
Other Income	0.51	0.35	0.48	0.30
Cash Flow	$16.37	$9.76	$17.19	$9.88

Capital Expenditures

Net capital expenditures increased 166% to $15,283,999 from the $5,744,610 incurred in the comparative nine-month period.  The biggest components of the 2003 figures were $5.54 million for drilling and completions, $2.73 million for equipping and facilities, and $2.50 million for the acquisition of interests at Princess.

Capital expenditures for the third quarter of 2003 were $8,783,821 versus $1,579,047 for the third quarter of 2002.  The 2003 figures include $3.15 million for drilling and completions, $1.76 million for equipping and facilities, and $2.50 million for the acquisition at Princess.

Liquidity and Capital Resources

Since December 31, 2002, Gentry has issued 535,000 common shares pursuant to the exercise of stock options ($0.52 per share), 56,784 shares pursuant to the Employee Share Ownership Plan ($1.58 per share) and repurchased 306,500 shares ($1.45 per share) pursuant to the Company’s normal course issuer bid.  As a result of these changes, Gentry ended the first nine months of the year with 24,068,547 common shares issued and outstanding.

Gentry’s net debt (bank debt less working capital) increased 105% to $14,778,751 at September 30, 2003 from $7,224,659 at the start of the year.  Gentry’s credit limit currently stands at $14 million and is reviewed annually.  Subsequent to quarter end, on October 30, 2003, Gentry closed a private placement of 3,000,000 common shares at $1.75 per share for gross proceeds of $5,250,000.

GENTRY RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
AS AT SEPTEMBER 30, 2003 and DECEMBER 31, 2002
(unaudited)

ASSETS

	September 30, 2003	December 31, 2002
CURRENT		
Cash and cash equivalents	$ 319,334	$ 175,915
Accounts receivable	7,317,104	5,356,504
Prepaid expenses	218,276	236,760
	7,854,714	5,769,179
INVESTMENTS	1,544,058	1,561,111
PROPERTY AND EQUIPMENT	39,675,318	28,437,568
	$ 49,074,090	$ 35,767,858

LIABILITIES & SHAREHOLDERS' EQUITY

	September 30, 2003	December 31, 2002
CURRENT		
Accounts payable and accrued liabilities	$ 11,322,214	$ 5,599,989
Income taxes payable	251,727	403,822
Bank debt	11,059,524	6,990,027
	22,633,465	12,993,838
FUTURE REMOVAL AND SITE RESTORATION COSTS	1,483,801	1,374,535
FUTURE INCOME TAXES	6,869,604	5,269,546
	30,986,870	19,637,919
SHARE CAPITAL	12,785,273	13,262,522
RETAINED EARNINGS	5,301,947	2,867,417
	18,087,220	16,129,939
	$ 49,074,090	$ 35,767,858

Director: (signed) *"George Hawes"*

Director: (signed) *"A. Bruce Macdonald"*

8

GENTRY RESOURCES LTD.
CONSOLIDATED STATEMENTS OF INCOME & RETAINED EARNINGS
FOR THE PERIODS ENDING SEPTEMBER 30
(unaudited)

	Three months ending Sep 30, 2003	Three months ending Sep 30, 2002	Nine months ending Sep 30, 2003	Nine months ending Sep 30, 2002
REVENUE				
Production	$ 5,866,806	$ 4,748,002	$ 17,984,259	$ 13,413,110
Less: royalties, net of Alberta Royalty Tax Credit	(1,000,755)	(1,109,587)	(3,648,709)	(2,942,377)
Interest and other	85,595	55,708	220,469	144,402
	4,951,646	3,694,123	14,556,019	10,615,135
EXPENSES				
Depletion & depreciation	1,921,592	845,322	4,232,839	2,781,178
Production	1,374,188	1,014,781	3,936,996	3,243,260
General & administrative	575,914	463,802	1,682,531	1,423,763
Interest	121,569	116,981	367,073	284,368
	3,993,263	2,440,886	10,219,439	7,732,569
INCOME FROM OPERATIONS	958,383	1,253,237	4,336,580	2,882,566
OTHER INCOME (LOSS)				
Share of loss in investment in affiliate	(25,764)	(8,238)	(3,985)	(89,729)
INCOME BEFORE INCOME TAXES	932,619	1,244,999	4,332,595	2,792,837
INCOME TAXES				
Current	154,888	553,259	697,635	955,329
Future	169,857	59,125	923,892	296,789
	324,745	612,384	1,621,527	1,252,118
NET INCOME	607,874	632,615	2,711,068	1,540,719
Retained earnings, beginning of period	4,723,353	1,630,671	2,867,417	1,048,182
Less: excess of cost of shares acquired over stated value	(29,280)	(25,443)	(276,538)	(351,058)
Retained earnings, end of period	$ 5,301,947	$ 2,237,843	$ 5,301,947	$ 2,237,843
NET INCOME PER SHARE				
Basic	$ 0.03	$ 0.03	$ 0.11	$ 0.07
Diluted	$ 0.02	$ 0.03	$ 0.11	$ 0.07

9

GENTRY RESOURCES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDING SEPTEMBER 30
(unaudited)

	Three months ending Sep 30, 2003	Three months ending Sep 30, 2002	Nine months ending Sep 30, 2003	Nine months ending Sep 30, 2002
OPERATING ACTIVITIES				
Net income	$ 607,874	$ 632,615	$ 2,711,068	$ 1,540,719
Add (deduct) items not requiring cash				
Depletion & depreciation	1,921,592	845,322	4,232,839	2,781,178
Share of loss in investment in affiliate	25,764	8,238	3,985	89,729
Future income taxes	169,857	59,125	923,892	296,789
	2,725,087	1,545,300	7,871,784	4,708,415
Changes in non-cash working capital items	(444,650)	106,796	(302,981)	570,409
	2,280,437	1,652,096	7,568,803	5,278,824
INVESTING ACTIVITIES				
Acquisition of capital assets	(8,783,821)	(1,579,047)	(15,283,999)	(5,744,610)
Removal and site restoration costs	(45,518)	(8,753)	(77,325)	(29,352)
Changes in non-cash working capital items	4,749,308	222,318	3,901,096	(173,282)
	(4,080,031)	(1,365,482)	(11,460,228)	(5,947,244)
FINANCING ACTIVITIES				
Proceeds from (repayments on) bank debt, net	1,891,454	(248,999)	4,069,497	1,671,713
Redemption of share capital	(42,850)	(40,296)	(445,555)	(622,209)
Proceeds on issuance of share capital	38,261	32,000	367,933	65,625
Changes in non-cash working capital items	(1,306)	(197,196)	42,969	(371,007)
	1,885,559	(454,491)	4,034,844	744,122
INCREASE (DECREASE) IN CASH	85,965	(167,877)	143,419	75,702
CASH, BEGINNING OF PERIOD	233,369	487,806	175,915	244,227
CASH, END OF PERIOD	$ 319,334	$ 319,929	$ 319,334	$ 319,929

10

NOTES TO THE SEPTEMBER 30, 2003 INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.

ACCOUNTING POLICIES

The interim consolidated financial statements of Gentry Resources Ltd. (“Gentry” or the “Company”) have been prepared in accordance with generally accepted accounting principals in Canada which were the same accounting policies and methods of computation as the consolidated financial statements as at December 31, 2002.  The disclosure which follows is incremental to the disclosure included in the annual consolidated financial statements.  The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2002.

Employee Share Ownership Plan

Commencing January 1, 2003, the Company has an Employee Share Ownership Plan (the “ESOP”) for the benefit of all salaried employees.  Under the ESOP, employees may elect to contribute between 2% and 5% of their base salary with a matching contribution from the Company.  All shares are issued monthly from treasury at the weighted average trading price for that month.

2.

BANK DEBT

The Company has a demand revolving production loan to a maximum of $14,000,000.  The loan is available to the Company by way of prime rate loans, banker’s acceptances and letters of credit.  Interest is payable monthly at the bank’s prime lending rate.  The facility is secured by a general assignment of book debts, a first floating charge demand debenture in the amount of $20,000,000 on all assets with a fixed charge on certain property and equipment, a general security agreement covering all present and after acquired property, and an assignment of certain specific properties.  The facility is subject to an annual review.  This review will include a borrowing base re-determination and a full assessment of the Company’s financial position and operations.

3.

SHARE CAPITAL

Gentry’s authorized share capital consists of an unlimited number of voting common shares and an unlimited number of non-voting preferred shares.  No preferred shares have been issued.

Subsequent Event

On October 30, 2003 the Company issued 3,000,000 common shares at a price of $1.75 per common share for total gross proceeds of $5,250,000.

Pro-Forma stock-based compensation expense

Had compensation costs for the Company’s stock option plan been determined using the fair value method for options granted subsequent to January 1, 2002, the Company’s pro-forma net income and retained earnings for the three months ended September 30, 2003 would be reduced by $57,001 (2002 – Nil) and for the nine months ended September 30, 2003 would be reduced by $107,191 (2002 – Nil).  There would be no change in net income per share or diluted income per share.

The assumptions used to determine the fair value of each option granted on the date of grant using the Black-Scholes option pricing model are as follows:

Risk free interest rate of 3.85%

Expected life of options of 3.5 years

Expected volatility of 65.50%

Expected dividend rate of 0%

Corporate Information

directors

HUGH G. ROSS

President & Chief Executive Officer

Gentry Resources Ltd.

Calgary, Alberta

MICHAEL HALVORSON

President

Halcorp Capital Ltd.

Edmonton, Alberta

A. BRUCE MACDONALD

President

Stoneyfell Investments Ltd.

Calgary, Alberta

GEORGE T. HAWES

President

G. T. Hawes & Co., Inc.

Plandome, New York

WALTER O’DONOGHUE

Partner

Bennett Jones

Calgary, Alberta

officers & management

HUGH G. ROSS

President and Chief Executive Officer

KETAN PANCHMATIA

Vice-President, Finance and

Chief Financial Officer

R. GORDON MCKAY

Vice-President, Exploration and

Chief Operating Officer

solicitors

Blake Cassels & Graydon LLP

Calgary, Alberta

Toronto, Ontario

auditors

Collins Barrow Calgary LLP

Chartered Accountants

Calgary, Alberta

bankers

Toronto Dominion Bank

Oil & Gas Group

Calgary, Alberta

registrar &

transfer agent

Computershare Trust Company

Calgary, Alberta

Toronto, Ontario

stock exchange

TSX

Trading Symbol:  GNY

head office

Suite 2500

101 – 6th Avenue SW

Calgary, Alberta  T2P 3P4

Telephone:  (403) 264-6161

Fax:  (403) 266-3069

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com